

Mail Stop 4628

March 6, 2017

Via Email
G. Larry Lawrence
Chief Financial Officer
Natural Gas Services Group, Inc.
508 West Wall Street, Suite 550
Midland, Texas 79701

> **Re:** **Natural Gas Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 001-31398**

Dear Mr. Lawrence:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources